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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  August, 2000
                                         --------------


                                  AMVESCAP PLC
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                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
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Description of document filed:  DEALINGS BY SUBSTANTIAL SHAREHOLDERS
                                ------------------------------------

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AMVESCAP PLC
085016
IMMEDIATE RELEASE  3 AUGUST 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652

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                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS
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1)  NAME OF COMPANY                         AMVESCAP PLC
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2)  NAME OF SHAREHOLDER HAVING A            PARTIES TO THE VOTING
    SUBSTANTIAL INTEREST                    ARRANGEMENT ENTERED INTO
                                            PURSUANT TO THE MERGER WITH
                                            AIM (NOTIFIED UNDER SECTION
                                            204 OF THE COMPANIES ACT
                                            1985)
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3)  Please state whether                    NOTIFICATION IS IN RESPECT
    notification indicates                  OF THE SHAREHOLDER NAMED
    that it is in respect of                IN 2 ABOVE
    holding of the Shareholder
    named in 2 above or in
    respect of a non-beneficial
    interest or in the case of an
    individual holder if it is a
    holding of that person's
    spouse or children under the
    age of 18
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4)  Name of the registered                     -
    holder(s) and, if more than
    one holder, the number of
    shares held by each of them.
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5)  Number of shares/amount of                 -
    stock acquired
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6)  % of issued Class                          -
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7)  Number of shares/amount of
    stock disposed                          2,286,000
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8)  % of issued Class                       0.33%
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9)  Class of security                       ORDINARY SHARES
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10) Date of transaction                     3 AUGUST 2000
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11) Date company informed                   3 AUGUST 2000
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12) Total holding following this            154,963,283
    notification
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13) Total percentage holding of             22.72%
    issued class following this
    notification
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14) Any additional information                 -
    price per share etc.
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15) Name of contact and telephone           ANGELA TULLY
    number for queries                      020 7454 3652
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16) Name and signature of                   A. TULLY
    authorised company official             AMVESCAP PLC
    responsible for making this             ASSISTANT COMPANY
    notification                            SECRETARY
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16) Date of Notification                    3 AUGUST 2000

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 3 August, 2000                        By /s/ ANGELA TULLY
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                                                 (Signature)

                                                Angela Tully
                                                Assistant Company Secretary